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                                EXHIBIT 28


         CIRCON RESPONDS TO U.S. SURGICAL'S FOURTH TENDER EXTENSION


SANTA BARBARA, CALIFORNIA (FEBRUARY 14, 1997) - Circon Corporation (NASDAQ-NMS: CCON) today responded to U.S. Surgical's fourth extension of its tender offer. "I strongly encourage U.S. Surgical to end this exercise in futility," Richard A. Auhll, chairman of the board, president, and chief executive officer of Circon said. "Our Board has determined that U.S. Surgical's bid is entirely inadequate. This process has dragged on since early August. As evidenced by our recent earnings release, our strategic plan is on track. Our U.S. sales are recovering and our gross profit margin in the fourth quarter increased to a very healthy 56.6%. In 1997 we will see the savings from closing our Langhorne, PA facility. Furthermore, we are introducing new products and moving forward with our strategic plan which is well under way. We would like to get the U.S. Surgical distraction behind us."

Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems, and such disposable products as urological stents, laparoscopic suction-irrigation devices, and a wide variety of gynecological products.

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      Judith Wilkinson
      Abernathy MacGregor Group
      (212) 371-5999